W. BRINKLEY DICKERSON, JR. 404.885.3822 telephone 404.962.6743 facsimile brink.dickerson@troutmansanders.com	TROUTMAN SANDERS LLP Attorneys at Law Bank of America Plaza 600 Peachtree Street, NE, Suite 5200 Atlanta, Georgia 30308-2216 404.885.3000 telephone 404.885.3900 facsimile troutmansanders.com

February 3, 2012

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3-08

Washington, D.C. 20549

Attn: Larry Spirgel, Assistant Director

Re:	Arris Group, Inc. Form 10-K for the year ended December 31, 2010 Filed February 25, 2011 File No. 000-31254

Dear Mr. Spirgel:

The following are the responses of Arris Group, Inc. (“Arris”) to the Staff’s comments on the Form 10-K for the fiscal year ended December 31, 2010, as such comments were transmitted to Arris in a letter from the Staff dated January 20, 2012. We are submitting this letter on behalf of Arris, and the terms “we,” “our” and “the Company” in the following responses refer to Arris.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31

Industry Conditions, page 32

Comment No. 1:

We note your response to comment 1 from our letter dated December 23, 2011. While the Industry Conditions section highlights known trends and uncertainties, it fails to tie these trends and uncertainties into the material favorable or unfavorable impact you expect such circumstances to have on your financials. For example, the discussion of increasing competition among cable operators, telephone companies and direct broadcast satellite services does not include management’s assessment of how this trend will affect you. Nor does the conversation regarding the expected contraction of capital expenditures by MSOs address the impact to your sales prospects going forward. Although the nature of known trends and uncertainties may make quantification of their impact impracticable, it does not foreclose discussing their effect generally. Please confirm that you will do so going forward.

Securities and Exchange Commission

February 3, 2012

Response:

In future filings the Company will expressly discuss the expected general effects of known trends and uncertainties.

Consolidated Financial Statements, page 65

Note 12. Goodwill and Intangible Assets, page 88

Note 20, Summary Quarterly Consolidated Financial Information (unaudited), page 105

Comment No. 2:

We note your responses to comments two and three from our letter dated December 23, 2011. We are still considering your responses and awaiting your supplemental response to comment two.

Response:

With respect to comment two, the Company confirms (i) that it did not attribute any value to the litigation in its goodwill analysis in 2009 (or prior years), and (ii) in the future it will not attribute any value to litigation in its goodwill impairment analysis.

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We appreciate the assistance the Staff has provided with its comments on our filings. We will be pleased to respond promptly to any requests for additional information or material that we may provide in order to facilitate your review. If you have any questions please do not hesitate to call me at (404) 885-3822.

Very truly yours,

/s/ W. Brinkley Dickerson, Jr.

W. Brinkley Dickerson, Jr.

cc:	Mr. David Potts (Arris) Mr. Dean Suehiro (SEC)